KONARED CORPORATION
2829 Ala Kalanikaumaka St., Suite F-133
Koloa, HI 96756

November 10, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549
USA

Attention:	John Reynolds Assistant Director

Dear Sirs:
Re:	KonaRed Corporation (the “Company”) Registration Statement on Form S-1 Filed September 18, 2014 File No. 333-198804

Thank you for your letter of November 4, 2014 in regard to the Registration Statement on Form S-1 filed by the Company on September 18, 2014. The Company’s responses follow your comments which have been reproduced below.

General

1.
We note your response to prior comment 1 in our letter dated October 8, 2014. However, the legal and factual basis that you relied on in concluding that the issuance of 42.75 million shares to Sandwich Isles on October 4, 2013 was exempt from registration under Section 4(a)(2) is still unclear, because the asset transfer and the distribution by Sandwich Isles appear to be parts of the same transaction.

If Rule 145(a)(3) of the Securities Act is applicable to the asset transfer, then the distribution of the KonaRed shares within one year after the asset sale transaction would be deemed to be portions of the same transaction and involve a sale for value of KonaRed stock to the 161 Sandwich Isles shareholders, because Sandwich Isles contemplated at the time of the asset transfer that the distribution of the KonaRed shares would occur within one year, as noted in comment 2 below. See SEC Release No. 33-5316 (October 6, 1972). Regardless of whether Rule 145(a)(3) is applicable to the asset transfer, the distribution of KonaRed shares is still a Section 2(a)(3) distribution for value because there was a meaningful change in the underlying beneficial ownership of the securities at the time of the asset transfer.

Therefore, please tell us in reasonable detail the legal and factual basis that you relied on in concluding that the distribution of the 42.75 million KonaRed shares to 161 Sandwich Isles shareholders on October 4, 2013 was exempt from registration.

In response to your request, please see the response to #2 below where we address responses to both #1 and #2.

2.
We reissue prior comment 2. Please disclose in the filing the origin and nature of any arrangement, agreement or understanding between KonaRed, Sandwich Isles, or any affiliates of KonaRed and Sandwich Isles (including Messrs. Roberts and Schorr), and the selling shareholders related to the asset purchase transaction, the issuance, the distribution and/or the registration of the KonaRed shares being offered in the registration statement. In this regard, we note:

●	The Form 8-K filed by KonaRed on September 18, 2014 states that “[t]his registration fulfills a commitment made to such shareholders.”

●
The Schedule 13Ds filed by Messrs. Roberts and Schorr in September 2014 state that “[u]nder the Asset Purchase Agreement [dated October 4, 2013] governing the transaction between KRED and SITC, Mr. Roberts and Mr. Steven Schorr were designated as a [sic] trustees of 42,750,000 KRED shares to be distributed to SITC shareholders. On May 23, 2014, SITC was dissolved and the process of distribution of the 42,750,000 KRED shares held in trust began and has been completed as of current date.”

In response to #1 and #2, we wish to clarify the factual background prior to providing the legal analysis.

Background

As stated in our prior response letters, the common stock of Sandwich Isles Trading Co. Inc. (“Sandwich Isles”) was issued pursuant to Rule 506 of Regulation D (accredited investors) of the Securities Act of 1933, as amended (the “Securities Act”) and, upon subscribing for Sandwich Isles’ common stock, each Sandwich Isles’ stockholder entered into a shareholders’ agreement (the “Shareholders’ Agreement”), whereby, in accordance with Hawaii corporate law, each respective Sandwich Isles stockholder transferred all authority to exercise the corporate powers of Sandwich Isles to Shaun Roberts, Steven M. Schorr and Dana Roberts in equal proportion. Pursuant to the Shareholders’ Agreement, Dana Roberts’ voting authority under the Shareholders’ Agreement was subsequently terminated as a result of a share transfer, with Messrs. Roberts’ and Schorr’s authority remaining. Any references to Messrs. Roberts and Schorr acting as trustees prior to the dissolution of Sandwich Isles was in relation to the voting authority held by Messrs. Roberts and Schorr under the Shareholders’ Agreement. The Company was not a party to the Shareholders’ Agreement and no trustee relationship was established in the Asset Purchase Agreement. The Shareholders’ Agreement was among Sandwich Isles, a privately held company, and its shareholders.

Sandwich Isles did not contemplate at the time of the asset transfer that the distribution of the Company’s common stock (the “KonaRed Shares”) would occur within one year nor were there any contractual obligations or registration rights to distribute and register the KonaRed Shares.

On May 23, 2014, Sandwich Isles was dissolved pursuant to Hawaii corporate law, pursuant to which it could not carry on any business except that appropriate to wind up and liquidate its business and affairs. Upon completing the foregoing, Sandwich Isles initiated a pro rata distribution of such shares to Sandwich Isles’ shareholders (the “Liquidating Distribution”). The Liquidating Distribution was substantially completed during two months after the dissolution and on July 22, 2014, the Company advised the shareholders receiving KonaRed Shares that the Company intended on filing a Registration Statement on Form S-1. The reference in the Form 8-K filed by the Company on September 18, 2014 that “[t]his registration fulfills a commitment made to such shareholders”, was with respect to the July 22, 2014 letter. There were no contractual obligations or registration rights with respect to the distribution and the Registration Statement on Form S-1.

Legal Analysis

In our response letter dated October 20, 2014, we requested that the staff concur with our opinion that the Liquidating Distribution did not require registration under the Securities Act and provided reasons for our opinion.

Even if the Commission views that there was a sale pursuant to Rule 145(a)(3) in connection with the sale of the KonaRed business, the deemed sale of KonaRed Shares involved three Sandwich Isles shareholders (Shaun Roberts, Steve M. Schorr and Dana Roberts), not 161 Sandwich Isles shareholders. And with respect to Shaun Roberts, Steve M. Schorr and Dana Roberts, there was an exemption from the registration requirements under Section 4(a)(2) of the Securities Act as they were accredited investors and had access to the information about Sandwich Isles as directors and/or executive officers of Sandwich Isles and had access to the information about the Company through the Company’s public filings.

This position is supported by the SEC Release No. 33-5316 (October 6, 1972) (the “Release”) and the language of Rule 145(a). The Release provides “[i]f a security holder who is offered a new security in a Rule 145 business combination transaction has available to him the material facts about the transaction, he will be in a position to make an informed investment judgment. In order to provide such information in connection with public offerings of these securities, Rule 145 will require the filing of a registration statement with the Commission and the delivery to security holders of a prospectus containing accurate and current information concerning the proposed business combination transaction.” Rule 145(a) provides “so far as the security holders of a corporation or other person are concerned where, pursuant to statutory provisions of the jurisdiction under which such corporation or other person is organized, or pursuant to provisions contained in its certificate of incorporation or similar controlling instruments, or otherwise, there is submitted for the vote or consent of such security holders a plan or agreement for”, which indicate that Rule 145(a) applies to the shareholders whose votes or consents are being obtained, but not the shareholders who do not vote or consent.

As previously discussed, the shareholders of Sandwich Isles other than Shaun Roberts, Steve M. Schorr and Dana Roberts did not vote on the asset sale and subsequent distribution of the assets of Sandwich Isles. These non-voting shareholders of Sandwich Isles did not make any investment decision with respect to these subsequent transactions and were forced to receive the KonaRed Shares by operation of law. Accordingly, Rule 145(a) would not deem that that there was an offer or sale to the non-voting shareholders of Sandwich Isles.

3.
We reissue prior comment 3. Please revise your footnotes in the selling stockholder table on page 15 to identify the natural persons who have sole or shared voting or investment power over the selling shareholder entities. For guidance, see Question 140.02 of our Compliance & Disclosure Interpretations (Regulation S-K).

In response to your request, we respectfully request that you consider the Company’s responses to the other items of this letter prior to revising and re-filing the Registration Statement on Form S-1.

4.
Please file as an exhibit the agreement relating to the commitment made to the Sandwich Isles shareholders to register their KonaRed shares, as described in your Form 8-K filed on September 18, 2014. If this agreement is an oral contract, please file a written description of the contract. For guidance, see Question 146.04 of our Compliance & Disclosure Interpretations (Regulation S-K).

Please find attached as an exhibit hereto the shareholder letter from the Company dated July 22, 2014. Please note that there was no agreement (written or oral) to register the KonaRed Shares and the shareholder letter was simply provided to update the shareholders of the Company’s intentions. Therefore, there were no contractual obligations or registration rights with respect to the distribution and the Registration Statement on Form S-1.

5.
We were unable to find a provision in the Asset Purchase Agreement dated October 4, 2013 relating to the trustee arrangement, as described in the Schedule 13Ds filed by Messrs. Roberts and Schorr. Please identify the relevant section in the Asset Purchase Agreement or provide us a copy of the agreement(s) relating to the trustee arrangement.

Please see the response to #1 and #2 above. There was no such provision in the Asset Purchase Agreement. The arrangement was set out in the Shareholders’ Agreement, the form of which was filed with our response letter dated October 20, 2014.

6.
It appears that material information relating to Asset Purchase Agreement and the related transactions for the issuance of 42.75 million shares to 161 Sandwich Isles shareholders was not described in your prior EDGAR filings, including the trustee arrangements, the registration rights provided to the 161 Sandwich Isles shareholders, and the security ownership of beneficial owners of KonaRed in accordance with Item 403 of Regulation S-K and Rule 13(d)(3) of the Exchange Act. Accordingly, please tell us in reasonable detail the basis for your officers’ conclusions that the company’s disclosure controls and procedures were effective as of the end of the period covered by the Form 10-K for the year ended December 31, 2013, and whether your officers remain of this view. In addition, please tell us, with a view toward disclosure, why your officers concluded that the company’s disclosure controls and procedures were not effective as of the end of the periods covered by the Forms 10-Q for the quarterly periods ended March 31, June 30, and September 30, 2014.

We respectively disagree. As noted above, there were no trustee arrangements and registration rights. Voting authority was transferred to Messrs. Roberts and Schorr, however, such authority was pursuant to the Shareholders’ Agreement, an agreement between a private company and its shareholders. In addition, as outlined above and in our response letter dated October 20, 2014, the KonaRed Shares were not distributed to 161 shareholders until this year, which have all been described in Registration Statement on Form S-1. Furthermore, in the Company’s EDGAR filings, the total number of KonaRed Shares beneficially owned by Messrs. Roberts and Schorr included all of the KonaRed Shares held by Sandwich Isles in accordance with Item 403 of Regulation S-K.

Should you have any questions, please do not hesitate to contact the Company’s legal counsel: Clark Wilson LLP, Attn: Craig V. Rollins, at (604) 891-7785.

Yours truly,

KONARED CORPORATION

/s/ Shaun Roberts
Shaun Roberts
Chief Executive Officer and a Director

July 22, 2014

Dear Valued Shareholder,

Enclosed please find your stock certificate for the exchange of your Sandwich Isles Trading Co, Inc. ('SITC') shares into shares of KonaRed Corporation ('KRED'). Due to Security and Exchange Commission (‘SEC’) Rule 144 hold periods, these shares are currently classified as 'restricted'.

As referenced in my earlier email, we held our Shareholder Meeting and successfully dissolved Sandwich Isles Trading Co, Inc. on May 23, 2014. The amount of the enclosed certificate is based on an exchange ratio of 1.6757 KRED shares for each 1 SITC shares previously held.

We are now filing a Form S-1 with the SEC to "register" all exchanged shares. Preparation of this filing is now underway and will, upon acceptance by the SEC, move the SITC exchanged shares from 'restricted' to 'free-trading' status.

We project the SEC's review of our Form S-1 filing should be complete within 90 days and will keep you updated as things progress.

Aloha,

Shaun Roberts
President & CEO